SALONS & STUDIOS

SALONS AND STUDIOS STABLIZED PROJECTION
2421 CORAL COURT #2, CORALVILLE, IOWA

CASH FLOW BEFORE TAXES

$ 488,800	Optimal Revenue
$ (12,220)	Vacancy (2.5% Optimal Revenue)
$ 476,580	Projected Revenue
$ 2,400	Internet
$ 8,671	Energy Utility
$ 2,633	Water Utility
$ 1,614	Insurance
$ 245,472	Base Rent / Mortgage Note
$ 38,355	Property Tax, Common Areas Maintenance
$ 7,500	Capital Reserves
$ 7,000	Room Build Outs
$ 4,530	Professional Fees
$ 9,350	Other (advertising, repairs, supplies,etc)
$ 327,525	Projected Expenses
$ 149,055	**Projected Annual Profit**

SALONS & STUDIOS

SUPPORTING INFORMATION

REVENUE

REVENUE	Weekly Rate	# of Rooms	
Single Rooms	$ 225	19	$ 4,275
Double Rooms	$ 375	8	$ 3,000
Triple Rooms	$ 425	5	$ 2,125
			$ 9,400
			52 weeks per year
			$ 488,800 Optimal Revenue

EXPENSES

Energy Based on Salons Utica Ridge of 7,700 sf

2022-2023	
November	$ 634.04
December	$ 552.39
January	$ 651.99
February	$ 945.28
March	$ 878.56
April	$ 673.26
6 Months	$ 4,335.52
x	2 Periods in a year
	$ 8,671.04

Water Based on Salons Utica of 7,700 s

2022-2023	
November	$ 190.13
December	$ 238.36
January	$ 190.13
February	$ 215.33
March	$ 235.75
April	$ 246.65
6 Mont	$ 1,316.35
x	2 Periods in a
	$ 2,632.70

RENT per lease

7671 sf
$32 psf
$245,472

CAM's per lease

7671 sf
$5 psf
$38,355